Exhibit 99.57

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 13

HudBay lenders refuse to renew $80 million credit facility due to SRM’s actions

Toronto, Ontario, February 27, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) announces that its lenders have refused to renew an $80 million credit facility that is due to expire February 28, 2009. The facility is currently undrawn, and HudBay continues to have a strong balance sheet with $686 million in cash on hand at February 25, 2009 and no indebtedness.

The lenders have advised that their decision to not renew the facility was caused by SRM Global Master Fund Limited Partnership’s (“SRM”) requisition of the upcoming meeting on March 25, 2009 of HudBay shareholders to consider the removal the board of directors of HudBay and replacing them with a slate nominated by SRM. The lenders noted the uncertainty regarding the future direction of HudBay, and expressed concern that a new board may distribute much of HudBay’s cash balances to shareholders rather than maintain them for ongoing development. SRM has made repeated requests to HudBay’s management that HudBay utilize its cash balances to conduct a major share repurchase program.

“It is clear that the uncertainty regarding SRM’s intentions is already affecting HudBay Minerals,” said Allen J. Palmiere, the company’s chief executive officer. “HudBay remains financially strong given our cash balances, and the expiry of our credit facility is not expected to impact the strategy of the current board and management. However, we believe that SRM’s proposed strategy of spending cash on a major share repurchase program would be misguided and not in the best interests of HudBay or its shareholders.”

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes but is not limited to information concerning the credit facility, the intentions of SRM, and the strategy and intentions of HudBay and its board of directors. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include court and/or other regulatory approval, action by an intervening party or parties, future agreements reached with third parties, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007, and as contained in the Management Discussion and Analysis for the three and nine month period ended September 30, 2008, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

For full details of HudBay Minerals’ position on the proposal to replace the current Board of Directors, please visit www.hudbayminerals.com/strongfuture.

(HBM-G)

(HBM-P)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362 0615

Email: annemarie.brissenden@hudbayminerals.com

HudBay Minerals Inc.	2
News Release 2009 – No. 13: HudBay lenders refuse to renew $80 million credit facility due to SRM’s actions